                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                              GAP INSTRUMENT CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   364766 10 5
                                 (CUSIP Number)


     Stephen W. Wilk, Esq., 160 Broadway, New York, NY 10038 (212) 267-7992 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  June 26, 1997
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   364766 10 5                                   PAGE  2   OF  4  PAGES
          ---------------                                      ---     ---


         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person

         MICHAEL FASULLO

         Check the Appropriate Box if a Member of a Group*   (a) [  ]
2                                                            (b) [  ]

         SEC Use Only
3

         Source of Funds*
4                                   OO

         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
5        Items 2(d) or 2(e) [ ]

         Citizenship or Place of Organization
6        US

NUMBER OF                  Sole Voting Power
SHARES            7:                                 3,000,000 shares
BENEFICIALLY
OWNED BY                   Shared Voting Power
EACH              8:                                 34,496,732 Shares
REPORTING
PERSON                     Sole Dispositive Power
WITH              9:                                 3,000,000 Shares

                           Shared Dispositive Power
                  10:                                34,496,732 Shares

         Aggregate Amount Beneficially Owned By Each Reporting Person
11 37,496,732 shares includes 3,000,000 owned by Reporting person and 34,496,732 shares owned by Eloco, Inc. Reporting person is a director of Eloco, Inc.

1,000,000 shares owned by Eloco Inc. Reporting Person is a director of Eloco, Inc.


         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                     [  ]
12

         Percent of Class Represented by Amount in Row (11)
13                                                   8,56%


         Type of Reporting Person*

14                                     IN

                                                               Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

         Common Stock of Gap Instrument Corp., 100 Horse Block Road, Yaphank, NY 11980.


ITEM 2.  IDENTITY AND BACKGROUND

         a.       Michael Fasullo
         b.       68 Old Field Road, Setauket, NY 11733.
         c.       Assistant Principal Brentwood NY school district, Brentwood,
                  NY.
         d.       none
         e.       none
         f.       U.S.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 3,000,000 shares were issued to the Reporting Person by the Issuer for services rendered and valued and at par value $.00001 per share



ITEM 4.  PURPOSE OF TRANSACTION

         The shares were acquired for investment.

         a.  Additional securities may be purchased for investment.
         b.  no
         c.  no
         d.  no
         e.  no
         f.  no
         g.  no
         h.  no
         i.  no
         j.  no

                                                               Page 4 of 4 Pages


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         a.       37,496,732 shares - 8.56.41% (includes 34,496,732 shares owned by Eloco, Inc.

         b. The reporting person has sole voting and dispositive power over 3,000,000 shares and shared voting and dispositive power of 34,496,732 shares owned by Eloco, Inc. Reporting Person is a director of Eloco, Inc.

         c. On July 24, 1994, June 16, 1996 and June 26, 1997 the Issuer issued 1,000,000 shares respectively (3,000,000 in aggregate), for services rendered.


         d.       not applicable

         e.       not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See answer to item 5.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July     9    , 1997
                                                    /s/ MICHAEL FASULLO
                                                    ----------------------------
                                                    MICHAEL FASULLO

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                              GAP INSTRUMENT CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   364766 10 5
                                 (CUSIP Number)


     Stephen W. Wilk, Esq., 160 Broadway, New York, NY 10038 (212) 267-7992 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                    July 1993
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   364766 10 5                                  PAGE  2   OF  4   PAGES
          ----------------                                    ---     ---


         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person

         MICHAEL FASULLO

         Check the Appropriate Box if a Member of a Group*     (a) [  ]
2                                                              (b) [  ]

         SEC Use Only
3

         Source of Funds*
4                                   N/A

         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                        [  ]
5

         Citizenship or Place of Organization
6        US

NUMBER OF                  Sole Voting Power
SHARES            7:
BENEFICIALLY
OWNED BY                   Shared Voting Power
EACH              8:                                 1,000,000 Shares
REPORTING
PERSON                     Sole Dispositive Power
WITH              9:

                           Shared Dispositive Power
                  10:                                1,000,000 Shares

         Aggregate Amount Beneficially Owned By Each Reporting Person
11 1,000,000 shares owned by Eloco Inc. Reporting Person is a director of Eloco, Inc.


         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                  [  ]
12

         Percent of Class Represented by Amount in Row (11)
13                                                   25.41%


         Type of Reporting Person*
14                                                   IN

                                                               Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

         Common Stock of Gap Instrument Corp., 100 Horse Block Road, Yaphank, NY 11980.


ITEM 2.  IDENTITY AND BACKGROUND

         a.       Michael Fasullo
         b.       68 Old Field Road, Setauket, NY 11733.
         c.       Assistant Principal Brentwood NY school district, Brentwood,
                  NY.
         d.       none
         e.       none
         f.       U.S.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A


ITEM 4.  PURPOSE OF TRANSACTION

         The shares were acquired for investment.

         a.  Additional securities may be purchased for investment.
         b.  no
         c.  no
         d.  no
         e.  no
         f.  no
         g.  no
         h.  no
         i.  no
         j.  no

                                                               Page 4 of 4 Pages


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         a.       1,000,000 shares - 25.41% (are owned by Eloco, Inc.)

         b. The reporting person has shared voting and dispositive power of 1,000,000 shares owned by Eloco, Inc. Reporting Person is a director of Eloco, Inc.

         c. July 1993, Eloco Inc. acquired 1,000,000 shares from the Issuer for the forgiveness of a loan made to the Issuer of $50,000.

         d.       not applicable

         e.       not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See answer to item 5.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July     9    , 1997
                                                      /s/ MICHAEL FASULLO
                                                      --------------------------
                                                      MICHAEL FASULLO